Exhibit 99.1

Nexus Advanced Technologies Inc. (formerly K Wave Media Ltd.)

NOTICE OF 2026 Extraordinary GENERAL MEETING

To be held on December 28, 2026

Notice is hereby given that Nexus Advanced Technologies Inc. (formerly K Wave Media Ltd.) (the “Company”) will hold an extraordinary general meeting of the shareholders (the “Meeting”), virtually via the following link: https://www.cstproxy.com/nexusadvtec/2026, at 11:00 a.m. Eastern Time on December 28, 2026, for the purpose of considering and, if thought fit, passing the following resolutions of the Company:

RESOLUTION 1:

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(i)	every 8 issued and unissued ordinary shares (the “Ordinary Shares”) of a par value of US$0.0001 each in the Company’s existing share capital be consolidated into 1 Ordinary Share of a par value of US$0.0008 (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed:

FROM US$109,000 divided into 990,000,000 Ordinary Shares of a par value of US$0.0001 each and 100,000,000 Preference Shares of a par value of US$0.0001 each

TO US$109,000 divided into 123,750,000 Ordinary Shares of a par value of US$0.0008 each and 100,000,000 Preference Shares of a par value of US$0.0001 each;

(ii)	no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation will be rounded down to the whole number of shares; and

(iii)	any director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation.

By Order of the Board of Directors,

Nexus Advanced Technologies Inc.

Ted Kim

Chief Executive Officer

November 13, 2026

A form of proxy has been included with this Notice.

NOTES:

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND AND VOTE AT THE MEETING OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends and votes at the Meeting or executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at 121 South Church Street George Town, Grand Cayman, Cayman Islands, KY1-1104 or send copies of the foregoing by email to Info@kwavemedia.com, in each case marked for the attention of Nexus Advanced Technologies Inc., not later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the Meeting is the holders of a majority of the issued Ordinary Shares entitled to vote, present in person or by proxy.

7	“Ordinary Resolution” means a resolution passed by a simple majority of the votes cast by the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.

8	“Special Resolution” means a resolution passed by a majority of at least two-thirds of the votes cast by the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of or against the resolutions or may abstain at his/her discretion.

10	The form of proxy is for use by shareholders only. If the appointor is a corporate entity, the form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to the form of proxy must be initialed by you.

12	Voting will be conducted on a poll.

Nexus Advanced Technologies Inc. (formerly K Wave Media Ltd.)

(the “Company”)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________ (number and class of shares)

hereby appoint

________________________________________________________

of	________________________________________________________

as my/our proxy2 or, failing him/her, the duly appointed chairperson of the meeting, to vote for me/us and on my/our behalf at the 2026 extraordinary general meeting of the Company to be held virtually via the following link: https://www.cstproxy.com/nexusadvtec/2026 on December 28, 2026, and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

Resolutions:			For	Against	Abstain
1.	BY AN ORDINARY RESOLUTION TO APPROVE THAT:		☐	☐	☐

	(i)	every 8 issued and unissued ordinary shares (the “Ordinary Shares”) of a par value of US$0.0001 each in the Company’s existing share capital be consolidated into 1 Ordinary Share of a par value of US$0.0008 (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed:

FROM US$109,000 divided into 990,000,000 Ordinary Shares of a par value of US$0.0001 each and 100,000,000 Preference Shares of a par value of US$0.0001 each

TO US$109,000 divided into 123,750,000 Ordinary Shares of a par value of US$0.0008 each and 100,000,000 Preference Shares of a par value of US$0.0001 each;

	(ii)	no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation will be rounded down to the whole number of shares; and

	(iii)	any director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation.

[1]	Full name(s) and address(es) to be inserted in block letters.
[2]	Insert name and address of the desired proxy in the spaces provided.

Dated:

Executed by:

Signature of shareholder
Name of Authorized Officer/Attorney:[3]

[3]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.

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